June 10, 2020
MICHAEL A. BROWN		EMAIL: MBROWN@FENWICK.COM DIRECT Dial: +1 (415) 875-2432

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, DC 20549

Attention:	Tracey McKoy
Terence O’Brien
Irene Paik
Suzanne Hayes

Re:	Nurix Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted May 5, 2020
CIK No. 0001549595

Ladies and Gentlemen:

On behalf of Nurix Therapeutics, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (“Draft No. 2”) to the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001549595) as confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on May 5, 2020 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 3, 2020 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Draft No. 2 to update certain other disclosures, including to provide the first quarter of fiscal 2020 financial results.

Draft Registration Statement on Form S-1

Prospectus Summary

Our drug candidates, page 3

U.S. Securities and Exchange Commission

Division of Corporate Finance

June 10, 2020

1.

Please revise your pipeline table here and on page 111 to include columns for each stage of further clinical development for your product candidates (i.e., Phase 1, Phase 2, Phase 3). We also note that the pipeline tables include BTK CTM2, which appears to be in the discovery phase. Because you have not identified a product candidate for this program, it appears premature to include it in a product pipeline table. Please revise or provide us your analysis as to why you believe this program is material to your operations.

In response to the Staff’s comment, the Company has revised the pipeline table on pages 3 and 115 of Draft No. 2 to include columns for each stage of further clinical development for the Company’s product candidates. In addition, the Company respectfully advises the Staff that it has identified a development candidate from its BTK CTM 2 program, NX-5948, and has revised the pipeline table and text in Draft No. 2 to reflect such identification.

Use of proceeds, page 76

2.

We note your disclosure that you intend to use net proceeds to fund the development of NX-2127 and NX-1607. Please specify how far in the development of each product candidate you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources.

In response to the Staff’s comment, the Company has revised its disclosure on page 76 of Draft No. 2 to include hard spaces that will specify the extent to which the proceeds of the offering will support the development of NX-2127 and NX-1607. Prior to commencing the roadshow, the Company will complete the hard spaces based on the Company’s expected cash resources after giving effect the anticipated proceeds from the offering.

Additionally, the Company respectfully advises the Staff that while the sufficiency of the net proceeds of the offering will depend on the size of the offering, the Company currently anticipates that the net proceeds from the offering, together with its existing cash, cash equivalents and investments, the proceeds from its recent Series D redeemable convertible preferred stock financing and proceeds from its current collaboration agreements will be sufficient to accomplish the specified purposes without material amounts of other funds.

Stock-based compensation, page 94

3.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

U.S. Securities and Exchange Commission

Division of Corporate Finance

June 10, 2020

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business, page 102

4.

Please revise the disclosure in your prospectus to remove statements that imply an expectation of regulatory approval, including claims regarding the safety and efficacy of your product candidates, as these statements are inappropriate given the stage of development. For example, on page 116, you suggest that NX-2127 “could be effective” against both wild type and ibrutinib-resistant BTK alleles, and on page 126, you state that you selected these compounds not only on “the basis of their potential efficacy and safety,” but also for their ease of synthesis and reasonable cost of their starting materials.

In response to the Staff’s comment, the Company has revised its disclosures on pages 121, 125 and 131 of Draft No. 2 to remove any suggested expectation regarding regulatory approval or the safety and efficacy of its product candidates. In addition, the Company has revised its disclosure on page 116 of Draft No. 2 to further advise potential investors of the early-stage nature of its product candidates, to highlight the risks related to reliance on the Company’s early results and to reaffirm that any conclusions regarding the safety and efficacy of the Company’s product candidates are solely within the purview of the FDA and other regulatory agencies.

Collaborations, page 124

5.

With respect to the Sanofi Agreement and the Gilead Agreement, please revise your disclosure to separately disclose the amounts receivable in fees and in (i) development, (ii) regulatory and (iii) sales milestones. Please also revise the reference to “low double-digits” in your description of the royalties receivable under the Gilead Agreement to no more than ten percentage points (for example, between twenty and thirty percent). Please also discuss your option to co-develop and co-promote any product candidates, including any limitations on your right and any requirements to exercising your rights.

In response to the Staff’s comment, the Company has revised its disclosure on pages 89, 129 through 131, F-17, F-31 and F-48 through F-50 of Draft No. 2.

Intellectual Property, page 128

6.

Please expand the discussion of your intellectual property portfolio on page 129 to disclose for each of your material patent applications (i) the specific product(s) to which such patent applications relate, (ii) the type of patent protection requested (composition of matter, use or process) and (iii) expected expiration dates if granted.

In response to the Staff’s comment, the Company has revised its disclosure on page 134 of Draft No. 2.

U.S. Securities and Exchange Commission

Division of Corporate Finance

June 10, 2020

General

7.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s request and will supplementally provide the Staff with a copy of any written communications it presents to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review.

* * * * * * *

U.S. Securities and Exchange Commission

Division of Corporate Finance

June 10, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432, or, in his absence, Amanda Rose at (206) 389-4553.

Sincerely,

/s/ Michael A. Brown
Michael A. Brown
Partner
FENWICK & WEST LLP

Cc	Arthur T. Sands, Chief Executive Officer
Hans van Houte, Chief Financial Officer
Christine Ring, General Counsel
Nurix Therapeutics, Inc.

Robert A. Freedman, Esq.
Amanda L. Rose, Esq.
Jennifer J. Hitchcock, Esq.
Fenwick & West LLP

Alan F. Denenberg, Esq.
Emily Roberts, Esq.
Davis Polk & Wardwell LLP

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